SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2019

Commission File Number: 001-37821

LINE Corporation

(Translation of registrant’s name into English)

1-6 Shinjuku 4-chome

Shinjuku-ku, Tokyo 150-8510, Japan

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X                Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LINE Corporation
(Registrant)

July 9, 2019	By: /s/ In Joon Hwang
(Signature)

Name: In Joon Hwang
Title: Director and Chief Financial Officer

July 9, 2019

Company: LINE Corporation

Representative: Takeshi Idezawa, CEO

Stock Code: 3938 (First Section of the Tokyo Stock Exchange)

LINE Corporation Issues Stock Options

TOKYO — LINE Corporation (NYSE: LN) (TOKYO: 3938) (Headquarters: Shinjuku-ku, Tokyo, Japan; President & CEO: Takeshi Idezawa; the “Company”) announces that pursuant to Article 370 of the Companies Act of Japan and Article 25, paragraph 2 of the Articles of Incorporation of the Company, today it determined the terms and conditions of share acquisition rights that are to be issued in the form of stock options to directors and employees (including executive officers) of the Company and employees of its subsidiaries, and passed a resolution to solicit subscribers for the stock options, among others, as follows.

1.	Reason for issuance of Stock Options

The Company has marked the three fiscal years starting from the fiscal year ending December 2019 as the Company’s ”Second Founding Period,” a critically important period”. The Company has introduced a new-share based compensation plan and intends to issue or grant share-based compensation continuously over the above three fiscal years with an aim to offer, during this period, incentives to challenge directors, officers and employees to work towards increasing the essential value of the Company (which we describe as “WOW”) and to maximize corporate value and shareholder value over the mid to long-term without being influenced by short-term earnings. As share-based compensation to be granted in fiscal year 2019 or the first fiscal year of the said three-fiscal year period, the Company decided to issue stock options to the directors of the Company as well as the employees of the Company and its subsidiaries (including executive officers of the Company) as follows (the “Stock Options). The Stock Options under the new plan shall not be issued to a selected few, but equally to all directors, officers and employees in proportion to their performance.

With respect to Stock Options to be allotted to the Company’s directors (other than outside directors and part-time directors), as such directors are required to be strongly committed to the continuous improvement of shareholder value over the mid to long-term, their Stock Options shall have a share price condition, which sets 7,518 yen as the Standard Stock Price, to the exercise of such options (for details please see Section (9)(iv) of “2. Specific details of Stock Option issuance to the Company’s directors” below). As such, their Stock Options are designed not to be exercised unless shareholder value is increased.

Outside directors are expected to have the same mindset as shareholders and are also required to contribute to the continuous improvement of shareholder value over the mid to long-term. Nonetheless, as at the same time, they are expected to deter extreme risk-taking in the business executions, their Stock Options shall not have a share price condition to the exercise of such options.

With respect to employees of the Company and its subsidiaries (including the Company’s executive officers), the number of Stock Options to be allotted to them shall be determined next March, after the end of this fiscal year, so that the Company may determine the allotment based on their performance in the first fiscal year of the said three-fiscal year period. However, the allotment for employees who have positions in which they are expected to have a more proactive commitment to the continuous improvement of shareholder value over the mid to long-term shall be determined this July.

In addition, the exercise period for the Stock Options is divided into three terms which respectively starts from the third, fourth and the fifth anniversary of July 29, 2019, and accordingly, the Stock Options are designed to become exercisable by stages. By setting such staged exercise periods, the Company expects that the Stock Options shall encourage dynamic commitment to the improvement of corporate value over the mid to long-term without preoccupation with the pursuit of short-term share price increase, and shall serve as incentives for great talent to remain with us as well as for outside talent to join us.

The Company believes that granting the Stock Options will not only help to align the interests of directors, officers and employees of our group companies with the interests of shareholders, but also further foster motivation for the future increase of corporate value and shareholder value.

2.	Specific details of Stock Option issuance to the Company’s directors (other than outside directors and part-time directors)

Details of Stock Options to be issued to the Company’s directors (other than outside directors and part-time directors) are as follows.

(1)	Name of Stock Options:

The LINE Corporation 22nd Stock Options.

(2)	Total Number of Stock Options:

30,240 units

The above number is the number scheduled to be allotted. If the total number of Stock Options to be allotted is decreased, such as in the case where no Stock Option has been subscribed for, the total number of Stock Options to be allotted shall be the total number of Stock Options to be issued.

(3)	Amount to Be Paid in for the Stock Options

The amount to be paid in for each Stock Option shall be the option price per share (any fraction less than one (1) yen shall be rounded to the nearest whole number) calculated using the Binominal Model, multiplied by the number of shares covered by each Stock Option (the “Number of Granted Shares”). However, the person to whom the Stock Option is allotted shall offset his/her claim to compensation in lieu of paying the relevant amount to be paid in.

(4)	Class and Number of Shares Covered by the Stock Options

The class of shares covered by the Stock Options shall be shares of common stock of the Company, and the Number of Granted Shares shall be one hundred (100) shares.

However, the Number of Granted Shares shall be adjusted by the following formula if the Company splits (including allotment of shares of common stock of the Company without contribution; the same shall apply to any reference to a share split hereinafter) or consolidates shares of its common stock, and fractions less than one (1) share arising as a result of such adjustment shall be rounded off.

Number of Granted Shares after adjustment	=	Number of Granted Shares before adjustment	×	Share split or share consolidation ratio

The Number of Granted Shares after adjustment shall be applied, in the case of a share split, on and after the day immediately following the record date for the share split (if no record date is prescribed, the effective date of such share split) and, in the case of a share consolidation, on and after the effective date thereof; however, if a share split is subject to the condition that a proposal to increase the stated capital or reserves by decreasing the amount of surplus is approved at the Company’s shareholders meeting, and the record date for the share split is prescribed to be the date prior to the date of conclusion of such shareholders meeting, the Number of Granted Shares after adjustment shall be applied on and after the date immediately following the date of conclusion of such shareholders meeting.

When adjusting the Number of Granted Shares, the Company shall notify each holder of Stock Options set forth in the stock options register (each a “Stock Option Holder”) or give public notice of necessary matters by the date immediately preceding the application date of the Number of Granted Shares after adjustment; however, if the Company is unable to notify the Stock Option Holders or give public notice thereof by the date immediately preceding the application date, the Company shall notify the Stock Option Holders or give public notice thereof promptly thereafter.]

(5)	Value of Property to be Contributed upon Exercise of Stock Options

(i)

The value of property to be contributed upon exercise of each Stock Option shall be the amount obtained by multiplying the amount to be paid-in for one (1) share to be delivered by exercising such Stock Option (the “Exercise Price”) by the Number of Granted Shares. The Exercise Price shall be 3,179 yen, or the closing price of the date on which the Stock Option is allotted, set forth in Section (10) below (the “Allotment Date”) (or the closing price of the immediately preceding trading day when there is no closing price), whichever is higher.

(ii)

If the Company takes any of the actions listed in items (a) to (c) below with respect to the shares of common stock of the Company after the Allotment Date, the Company shall adjust the Exercise Price by using the corresponding formula (the “Exercise Price Adjustment Formula”) set forth below. Any fraction less than one (1) yen resulting from the adjustment shall be rounded up to the nearest whole number:

(a)	Split or consolidation of shares

Exercise Price after adjustment	=	Exercise Price before adjustment	×	1
Share split or share consolidation ratio

The Exercise Price after adjustment shall be applied, in the case of a share split, on and after the day immediately following the record date for the share split (if no record date is prescribed, the effective date of such share split) and, in the case of a share consolidation, on and after the effective date thereof; however, if a share split is subject to the condition that a proposal to increase the stated capital or reserves by decreasing the amount of surplus is approved at the Company’s shareholders meeting, and the record date for the share split is prescribed to be the date prior to the date of conclusion of such shareholders meeting, the Exercise Price after adjustment shall be applied on and after the date immediately following the date of conclusion of such shareholders meeting.

(b)

Issuance of new shares or disposition of treasury shares at a price lower than the market price for shares of common stock of the Company (excluding issuance or disposal upon exercise of the stock options)

Exercise Price after adjustment	=	Exercise Price before adjustment	×	Number of issued shares	+	Number of new shares to be issued	×	Amount to be paid-in per share
Market price per share
				Number of issued shares		+	Number of new shares to be issued

i

The “Market price” in the above Exercise Price Adjustment Formula shall be the average (fractional amounts less than one (1) yen shall be calculated to the hundredth and then rounded to the nearest tenth) closing price (including indicative prices; hereinafter the same) of ordinary trading of shares of common stock of the Company listed on a financial instruments exchange (if the share of common stock of the Company are listed on two or more financial instruments exchanges, the main financial instruments exchange considered to be the most appropriate by taking into account the trading volume and the ratio of the pricing, etc. of the shares of common stock of the Company for the period specified in this sub-item) for a period of thirty (30) trading days (excluding days with no closing price) commencing on the forty-fifth (45th) trading day prior to the application date of the Exercise Price after adjustment.

ii

The “Number of issued shares” in the above Exercise Price Adjustment Formula shall be the total number of issued shares of common stock of the Company as of the date one (1) month prior to the application date if no record date is prescribed, or as of the record date, if any, less the number of treasury shares of common stock of the Company; and in the case of disposition of treasury shares of common stock of the Company, the “Number of new shares to be issued” in the Exercise Price Adjustment Formula shall be replaced with the “Number of treasury shares to be disposed.”

iii

The Exercise Price after adjustment shall be applied on and after the date immediately following the date of payment (if a period for payment is prescribed, the last day thereof) or on and after the date immediately following the record date for offering of shares of common stock of the Company, if any.

(c)

In addition, if it is appropriate to adjust the Exercise Price after the Allotment Date because of a merger of the Company with another company or for other reasons, the Company shall adjust the Exercise Price as necessary to a reasonable extent.

(d)

When adjusting the Exercise Price, the Company shall notify the Stock Option Holders or give public notice of necessary matters by the date immediately preceding the application date of the Exercise Price after adjustment; however, if the Company is unable to notify the Stock Option Holders or give public notice thereof by the date immediately preceding the application date, the Company shall notify the Stock Option Holders or give public notice thereof promptly thereafter.

(6)	Exercise Period for the Stock Options

It shall be from July 29, 2022 to July 8, 2029 (the “Exercise Period”). However, if the last day of the Exercise Period falls on a holiday of the Company, the Exercise Period shall end on the business day immediately preceding such day.

Notwithstanding the preceding paragraph, the Stock Option Holder may exercise the Stock Options during the periods listed in the following items (including the first day and the last day of each period) up to the number of units in the relevant item (including the units for which the Stock Options have already been exercised). In such case, any fraction of exercisable Stock Options arising from the calculation pursuant to the relevant item shall be rounded down, and only the Stock Options without such fraction may be exercised.

(i)	From July 29, 2022 to July 8, 2029:

20% of the total number of Stock Options allotted to the Stock Option Holder

(ii)	From July 29, 2023 to July 8, 2029:

50% of the total number of Stock Options allotted to the Stock Option Holder

(iii)	From July 29, 2024 to July 8, 2029:

100% of the total number of Stock Options allotted to the Stock Option Holder

(7)	Matters regarding Increase of Stated Capital and Capital Reserve in Issuance of Shares upon Exercise of Stock Options

(i)

The amount of the increase of stated capital in issuance of shares upon exercise of Stock Options shall be one-half (1/2) of the maximum amount of increase of stated capital, etc. to be calculated pursuant to Article 17, paragraph 1 of the Regulation on Corporate Accounting. Any fraction less than one (1) yen resulting from the calculation shall be rounded up to the nearest whole number.

(ii)

The amount of the increase of capital reserves in issuance of shares upon exercise of Stock Options shall be the maximum amount of increase of stated capital, etc. set forth in clause (i) above less the amount of increase of stated capital set forth in clause (i) above.

(8)	Restrictions on Acquisition of the Stock Options by Transfer

Any acquisition of the Stock Options by transfer shall be subject to the approval by resolution of the Board of Directors of the Company.

(9)	Conditions on Exercise of the Stock Options

(i)	When a Stock Option Holder passes away, his/her heirs may not exercise the Stock Options unless the Board of Directors of the Company determines otherwise.

(ii)

A Stock Option Holder must hold the position of director of the Company or the Company’s affiliated companies (meaning associated companies as defined in the Ordinance on Terminology, Forms, and Preparation Methods of Financial Statements, Etc.; hereinafter the same) at the time that the Stock Options are exercised; however, this does not apply in cases when a Stock Option Holder has retired from the position of director of the Company or the Company’s affiliated companies due to the expiry of his/her term of office, or when a justifiable reason is acknowledged at a meeting of the Board of Directors.

(iii)	Each Stock Option cannot be partially exercised.

(iv)

A Stock Option Holder may exercise the Stock Options up to the number of units listed in the following items only if the stock price of the common shares of the Company satisfies the conditions in the relevant item. In such case, any fraction of exercisable Stock Options arising from the calculation pursuant to the relevant item shall be rounded down, and only the Stock Options without such fraction may be exercised. If it is appropriate to adjust the Standard Stock Price (as defined in item (a)) because of a merger, an issuance of shares for subscription, a share split or share consolidation or other similar events, the Company shall adjust the Standard Stock Price as necessary to a reasonable extent. A Stock Option Holder may exercise the Stock Options during the periods specified in Section (6) above up to the applicable maximum number of units for the exercise if the stock price of the common shares of the Company satisfies the conditions listed in the following items:

(a)

If, on any day from the day exactly three years after the Allotment Date until the day exactly six years after the Allotment Date, the average closing price in ordinary trading of the Company’s common shares on the Tokyo Stock Exchange during the ten-business-day period immediately preceding that day (excluding the day on which no ordinary trading of the Company’s common shares is executed; the same applies to the items in this paragraph) exceeds 7,518 yen (the “Standard Stock Price”):

20% of the total number of allotted Stock Options

(b)

If, on any day from the day exactly four years after the Allotment Date until the day exactly seven years after the Allotment Date, the average closing price in ordinary trading of the Company’s common shares on the Tokyo Stock Exchange during the ten-business-day period immediately preceding that day (including the day itself) exceeds the Standard Stock Price:

30% of the total number of allotted Stock Options

(c)

If, on any day from the day exactly five years after the Allotment Date until the day exactly eight years after the Allotment Date, the average closing price in ordinary trading of the Company’s common shares on the Tokyo Stock Exchange during the ten-business-day period immediately preceding that day (including the day itself) exceeds the Standard Stock Price:

50% of the total number of allotted Stock Options

(10)	Allotment Date for the Stock Options

July 29, 2019

(11)	Payment Date of Money in Lieu of the Stock Options

July 29, 2019

(12)	Conditions on Acquisition of the Stock Options

The Company may acquire the Stock Options on a date separately prescribed by the Board of Directors of the Company (or an executive officer who has been delegated in accordance with Article 416, paragraph 4 of the Companies Act) without any consideration if any of the proposals listed in items (i), (ii), (iii), (iv) and (v) below is approved at a shareholders meeting of the Company (if no resolution at a shareholders meeting is required, when a resolution of the Company’s Board of Directors or a decision of the executive officer who has been delegated in accordance with Article 416, paragraph 4 of the Companies Act has been passed or made):

(i)	a proposal for approval of a merger agreement pursuant to which the Company will become an absorbed company;

(ii)	a proposal for approval of a corporate split agreement or a corporate split plan pursuant to which the Company will become a splitting company;

(iii)	a proposal for approval of a share exchange agreement or a share transfer plan pursuant to which the Company will become a wholly-owned subsidiary;

(iv)

a proposal for approval of an amendment to the Articles of Incorporation of the Company to provide that the acquisition by transfer of all classes of shares issued by the Company is subject to the approval of the Company; or

(v)

a proposal for approval of an amendment to the Articles of Incorporation of the Company to provide that the acquisition by transfer of the shares covered by the Stock Options is subject to the approval of the Company, or that all of the shares of such class may be acquired by the Company by a resolution of a shareholders meeting of the Company.

(13)	Matters related to Delivery of Stock Options upon Reorganization

In the event of a merger (limited to a merger by which the Company is absorbed), an absorption-type corporate split or incorporation-type corporate split (in either case, limited to a corporate split by which the Company becomes a splitting company), or a share exchange or share transfer (in either case, limited to a transaction by which the Company becomes a wholly-owned subsidiary) (hereinafter collectively referred to as a “Reorganization”) with regard to the Company, the Company shall deliver to the Stock Option Holders holding the Stock Options (the “Outstanding Stock Options”) outstanding immediately prior to the effective date of such Reorganization (hereinafter meaning, in the case of an absorption-type merger, the date on which such absorption-type merger becomes effective; in the case of an incorporation-type merger, the date of incorporation of the company to be incorporated by such merger; in the case of an absorption-type corporate split, the date on which such absorption-type split becomes effective; in the case of an incorporation-type split, the date of incorporation of the company to be incorporated by such split; in the case of a share exchange, the date on which such share exchange becomes effective; and in the case of a share transfer, the date of incorporation of the wholly-owning parent company to be incorporated by such share transfer) the stock options of the company (the “Reorganized Company”) listed in Article 236, paragraph 1, item (8)(a) through (e) of the Companies Act. In such case, the Outstanding Stock Options shall be extinguished and the Reorganized Company shall issue new Stock Options on the condition that the relevant absorption-type merger agreement, incorporation-type merger agreement, absorption-type corporate split agreement, incorporation-type corporate split plan, share exchange agreement or share transfer plan provides that Stock Options of the Reorganized Company will be delivered as follows:

(i)	Number of Stock Options of the Reorganized Company to be delivered

The number of Stock Options equal to the number of Outstanding Stock Options held by each Stock Option Holder shall be delivered.

(ii)	Class of shares of the Reorganized Company covered by the Stock Options

Shares of common stock of the Reorganized Company shall be covered.

(iii)	Number of shares of the Reorganized Company covered by the Stock Options

The number shall be determined in accordance with Section (4) above, taking into consideration of various factors such as the conditions of the Reorganization.

(iv)	Value of property to be contributed upon exercise of the Stock Options

The value of property to be contributed upon exercise of each Stock Option to be delivered shall be the amount obtained by multiplying (a) the Exercise Price after the Reorganization to be obtained by adjusting the Exercise Price set forth in Section (5) above after taking into consideration of various factors such as the conditions of the Reorganization by (b) the number of shares of the Reorganized Company covered by the Stock Options, which is determined pursuant to item (iii) above.

(v)	Exercise period for the Stock Options

The exercise period shall commence on the commencement date of the exercise period of the Stock Options set forth in Section (6) above or the effective date of the Reorganization, whichever comes later, and end on the expiration date of the exercise period of the Stock Options set forth in Section (6) above.

(vi)	Matters regarding increase of stated capital and capital reserve in issuance of shares upon exercise of Stock Options

To be determined in accordance with Section (7) above.

(vii)	Restrictions on acquisition of the Stock Options by transfer

Any acquisition of the Stock Options by transfer shall be subject to the approval by resolution of the Board of Directors of the Reorganized Company.

(viii)	Other conditions on exercise of the Stock Options

To be determined in accordance with Section (9) above.

(ix)	Conditions on acquisition of the Stock Options

To be determined in accordance with Section (12) above.

(14)	Treatment of Fractions Less than One (1) Share Arising upon Exercise of the Stock Options

If the number of shares to be delivered to a Stock Option Holder exercising the Stock Options includes any fraction less than one (1) share, such fraction shall be rounded down.

(15)	People who are to be allotted Stock Options, the number thereof, and the number of Stock Options to be allotted

Allottee	Number	Number of Stock Options
Directors (other than outside directors and part-time directors) of the Company	4	30,240

3.	Specific details of Stock Option issuance to the Company’s outside directors

Details of Stock Options to be issued to the Company’s outside directors are as follows.

(1)	Name of Stock Options:

The LINE Corporation 23rd Stock Options.

(2)	Total Number of Stock Options:

240 units

The above number is the number scheduled to be allotted. If the total number of Stock Options to be allotted is decreased, such as in the case where no Stock Option has been subscribed for, the total number of Stock Options to be allotted shall be the total number of Stock Options to be issued.

(3)	Amount to Be Paid in for the Stock Options

The amount to be paid in for each Stock Option shall be the option price per share (any fraction less than one (1) yen shall be rounded to the nearest whole number) calculated using the Binominal Model, multiplied by the number of shares covered by each Stock Option (the “Number of Granted Shares”). However, the person to whom the Stock Option is allotted shall offset his/her claim to compensation in lieu of paying the relevant amount to be paid in.

(4)	Class and Number of Shares Covered by the Stock Options

The class of shares covered by the Stock Options shall be shares of common stock of the Company, and the Number of Granted Shares shall be one hundred (100) shares.

However, the Number of Granted Shares shall be adjusted by the following formula if the Company splits (including allotment of shares of common stock of the Company without contribution; the same shall apply to any reference to a share split hereinafter) or consolidates shares of its common stock, and fractions less than one (1) share arising as a result of such adjustment shall be rounded off.

Number of Granted Shares after adjustment	=	Number of Granted Shares before adjustment	×	Share split or share consolidation ratio

The Number of Granted Shares after adjustment shall be applied, in the case of a share split, on and after the day immediately following the record date for the share split (if no record date is prescribed, the effective date of such share split) and, in the case of a share consolidation, on and after the effective date thereof; however, if a share split is subject to the condition that a proposal to increase the stated capital or reserves by decreasing the amount of surplus is approved at the Company’s shareholders meeting, and the record date for the share split is prescribed to be the date prior to the date of conclusion of such shareholders meeting, the Number of Granted Shares after adjustment shall be applied on and after the date immediately following the date of conclusion of such shareholders meeting.

When adjusting the Number of Granted Shares, the Company shall notify each holder of Stock Options set forth in the stock options register (each a “Stock Option Holder”) or give public notice of necessary matters by the date immediately preceding the application date of the Number of Granted Shares after adjustment; however, if the Company is unable to notify the Stock Option Holders or give public notice thereof by the date immediately preceding the application date, the Company shall notify the Stock Option Holders or give public notice thereof promptly thereafter.]

(5)	Value of Property to be Contributed upon Exercise of Stock Options

(i)

The value of property to be contributed upon exercise of each Stock Option shall be the amount obtained by multiplying the amount to be paid-in for one (1) share to be delivered by exercising such Stock Option (the “Exercise Price”) by the Number of Granted Shares. The Exercise Price shall be 3,179 yen, or the closing price of the date on which the Stock Option is allotted, set forth in Section (10) below (the “Allotment Date”) (or the closing price of the immediately preceding trading day when there is no closing price), whichever is higher.

(ii)

If the Company takes any of the actions listed in items (a) to (c) below with respect to the shares of common stock of the Company after the Allotment Date, the Company shall adjust the Exercise Price by using the corresponding formula (the “Exercise Price Adjustment Formula”) set forth below. Any fraction less than one (1) yen resulting from the adjustment shall be rounded up to the nearest whole number:

(a)	Split or consolidation of shares

Exercise Price after adjustment	=	Exercise Price before adjustment	×	1
Share split or share consolidation ratio

The Exercise Price after adjustment shall be applied, in the case of a share split, on and after the day immediately following the record date for the share split (if no record date is prescribed, the effective date of such share split) and, in the case of a share consolidation, on and after the effective date thereof; however, if a share split is subject to the condition that a proposal to increase the stated capital or reserves by decreasing the amount of surplus is approved at the Company’s shareholders meeting, and the record date for the share split is prescribed to be the date prior to the date of conclusion of such shareholders meeting, the Exercise Price after adjustment shall be applied on and after the date immediately following the date of conclusion of such shareholders meeting.

(b)

Issuance of new shares or disposition of treasury shares at a price lower than the market price for shares of common stock of the Company (excluding issuance or disposal upon exercise of the stock options)

Exercise Price after adjustment	=	Exercise Price before adjustment	×	Number of issued shares	+	Number of new shares to be issued	×	Amount to be paid-in per share
Market price per share
				Number of issued shares		+	Number of new shares to be issued

i

The “Market price” in the above Exercise Price Adjustment Formula shall be the average (fractional amounts less than one (1) yen shall be calculated to the hundredth and then rounded to the nearest tenth) closing price (including indicative prices; hereinafter the same) of ordinary trading of shares of common stock of the Company listed on a financial instruments exchange (if the share of common stock of the Company are listed on two or more financial instruments exchanges, the main financial instruments exchange considered to be the most appropriate by taking into account the trading volume and the ratio of the pricing, etc. of the shares of common stock of the Company for the period specified in this sub-item) for a period of thirty (30) trading days (excluding days with no closing price) commencing on the forty-fifth (45th) trading day prior to the application date of the Exercise Price after adjustment.

ii

The “Number of issued shares” in the above Exercise Price Adjustment Formula shall be the total number of issued shares of common stock of the Company as of the date one (1) month prior to the application date if no record date is prescribed, or as of the record date, if any, less the number of treasury shares of common stock of the Company; and in the case of disposition of treasury shares of common stock of the Company, the “Number of new shares to be issued” in the Exercise Price Adjustment Formula shall be replaced with the “Number of treasury shares to be disposed.”

iii

The Exercise Price after adjustment shall be applied on and after the date immediately following the date of payment (if a period for payment is prescribed, the last day thereof) or on and after the date immediately following the record date for offering of shares of common stock of the Company, if any.

(c)

In addition, if it is appropriate to adjust the Exercise Price after the Allotment Date because of a merger of the Company with another company or for other reasons, the Company shall adjust the Exercise Price as necessary to a reasonable extent.

(d)

When adjusting the Exercise Price, the Company shall notify the Stock Option Holders or give public notice of necessary matters by the date immediately preceding the application date of the Exercise Price after adjustment; however, if the Company is unable to notify the Stock Option Holders or give public notice thereof by the date immediately preceding the application date, the Company shall notify the Stock Option Holders or give public notice thereof promptly thereafter.

(6)	Exercise Period for the Stock Options

It shall be from July 29, 2022 to July 8, 2029 (the “Exercise Period”). However, if the last day of the Exercise Period falls on a holiday of the Company, the Exercise Period shall end on the business day immediately preceding such day.

Notwithstanding the preceding paragraph, the Stock Option Holder may exercise the Stock Options during the periods listed in the following items (including the first day and the last day of each period) up to the number of units in the relevant item (including the units for which the Stock Options have already been exercised). In such case, any fraction of exercisable Stock Options arising from the calculation pursuant to the relevant item shall be rounded down, and only the Stock Options without such fraction may be exercised.

(i)	From July 29, 2022 to July 8, 2029:

20% of the total number of Stock Options allotted to the Stock Option Holder

(ii)	From July 29, 2023 to July 8, 2029:

50% of the total number of Stock Options allotted to the Stock Option Holder

(iii)	From July 29, 2024 to July 8, 2029:

100% of the total number of Stock Options allotted to the Stock Option Holder

(7)	Matters regarding Increase of Stated Capital and Capital Reserve in Issuance of Shares upon Exercise of Stock Options

(i)

The amount of the increase of stated capital in issuance of shares upon exercise of Stock Options shall be one-half (1/2) of the maximum amount of increase of stated capital, etc. to be calculated pursuant to Article 17, paragraph 1 of the Regulation on Corporate Accounting. Any fraction less than one (1) yen resulting from the calculation shall be rounded up to the nearest whole number.

(ii)

The amount of the increase of capital reserves in issuance of shares upon exercise of Stock Options shall be the maximum amount of increase of stated capital, etc. set forth in clause (i) above less the amount of increase of stated capital set forth in clause (i) above.

(8)	Restrictions on Acquisition of the Stock Options by Transfer

Any acquisition of the Stock Options by transfer shall be subject to the approval by resolution of the Board of Directors of the Company.

(9)	Conditions on Exercise of the Stock Options

(i)	When a Stock Option Holder passes away, his/her heirs may not exercise the Stock Options unless the Board of Directors of the Company determines otherwise.

(ii)

A Stock Option Holder must hold the position of director of the Company or the Company’s affiliated companies (meaning associated companies as defined in the Ordinance on Terminology, Forms, and Preparation Methods of Financial Statements, Etc.; hereinafter the same) at the time that the Stock Options are exercised; however, this does not apply in cases when a Stock Option Holder has retired from the position of director of the Company or the Company’s affiliated companies due to the expiry of his/her term of office, or when a justifiable reason is acknowledged at a meeting of the Board of Directors.

(iii)	Each Stock Option cannot be partially exercised.

(10)	Allotment Date for the Stock Options

July 29, 2019

(11)	Payment Date of Money in Lieu of the Stock Options

July 29, 2019

(12)	Conditions on Acquisition of the Stock Options

The Company may acquire the Stock Options on a date separately prescribed by the Board of Directors of the Company (or an executive officer who has been delegated in accordance with Article 416, paragraph 4 of the Companies Act) without any consideration if any of the proposals listed in items (i), (ii), (iii), (iv) and (v) below is approved at a shareholders meeting of the Company (if no resolution at a shareholders meeting is required, when a resolution of the Company’s Board of Directors or a decision of the executive officer who has been delegated in accordance with Article 416, paragraph 4 of the Companies Act has been passed or made):

(i)	a proposal for approval of a merger agreement pursuant to which the Company will become an absorbed company;

(ii)	a proposal for approval of a corporate split agreement or a corporate split plan pursuant to which the Company will become a splitting company;

(iii)	a proposal for approval of a share exchange agreement or a share transfer plan pursuant to which the Company will become a wholly-owned subsidiary;

(iv)

a proposal for approval of an amendment to the Articles of Incorporation of the Company to provide that the acquisition by transfer of all classes of shares issued by the Company is subject to the approval of the Company; or

(v)

a proposal for approval of an amendment to the Articles of Incorporation of the Company to provide that the acquisition by transfer of the shares covered by the Stock Options is subject to the approval of the Company, or that all of the shares of such class may be acquired by the Company by a resolution of a shareholders meeting of the Company.

(13)	Matters related to Delivery of Stock Options upon Reorganization

In the event of a merger (limited to a merger by which the Company is absorbed), an absorption-type corporate split or incorporation-type corporate split (in either case, limited to a corporate split by which the Company becomes a splitting company), or a share exchange or share transfer (in either case, limited to a transaction by which the Company becomes a wholly-owned subsidiary) (hereinafter collectively referred to as a “Reorganization”) with regard to the Company, the Company shall deliver to the Stock Option Holders holding the Stock Options (the “Outstanding Stock Options”) outstanding immediately prior to the effective date of such Reorganization (hereinafter meaning, in the case of an absorption-type merger, the date on which such absorption-type merger becomes effective; in the case of an incorporation-type merger, the date of incorporation of the company to be incorporated by such merger; in the case of an absorption-type corporate split, the date on which such absorption-type split becomes effective; in the case of an incorporation-type split, the date of incorporation of the company to be incorporated by such split; in the case of a share exchange, the date on which such share exchange becomes effective; and in the case of a share transfer, the date of incorporation of the wholly-owning parent company to be incorporated by such share transfer) the stock options of the company (the “Reorganized Company”) listed in Article 236, paragraph 1, item (8)(a) through (e) of the Companies Act. In such case, the Outstanding Stock Options shall be extinguished and the Reorganized Company shall issue new Stock Options on the condition that the relevant absorption-type merger agreement, incorporation-type merger agreement, absorption-type corporate split agreement, incorporation-type corporate split plan, share exchange agreement or share transfer plan provides that Stock Options of the Reorganized Company will be delivered as follows:

(i)	Number of Stock Options of the Reorganized Company to be delivered

The number of Stock Options equal to the number of Outstanding Stock Options held by each Stock Option Holder shall be delivered.

(ii)	Class of shares of the Reorganized Company covered by the Stock Options

Shares of common stock of the Reorganized Company shall be covered.

(iii)	Number of shares of the Reorganized Company covered by the Stock Options

The number shall be determined in accordance with Section (4) above, taking into consideration of various factors such as the conditions of the Reorganization.

(iv)	Value of property to be contributed upon exercise of the Stock Options

The value of property to be contributed upon exercise of each Stock Option to be delivered shall be the amount obtained by multiplying (a) the Exercise Price after the Reorganization to be obtained by adjusting the Exercise Price set forth in Section (5) above after taking into consideration of various factors such as the conditions of the Reorganization by (b) the number of shares of the Reorganized Company covered by the Stock Options, which is determined pursuant to item (iii) above.

(v)	Exercise period for the Stock Options

The exercise period shall commence on the commencement date of the exercise period of the Stock Options set forth in Section (6) above or the effective date of the Reorganization, whichever comes later, and end on the expiration date of the exercise period of the Stock Options set forth in Section (6) above.

(vi)	Matters regarding increase of stated capital and capital reserve in issuance of shares upon exercise of Stock Options

To be determined in accordance with Section (7) above.

(vii)	Restrictions on acquisition of the Stock Options by transfer

Any acquisition of the Stock Options by transfer shall be subject to the approval by resolution of the Board of Directors of the Reorganized Company.

(viii)  Other conditions on exercise of the Stock Options

To be determined in accordance with Section (9) above.

(ix)	Conditions on acquisition of the Stock Options

To be determined in accordance with Section (12) above.

(14)	Treatment of Fractions Less than One (1) Share Arising upon Exercise of the Stock Options

If the number of shares to be delivered to a Stock Option Holder exercising the Stock Options includes any fraction less than one (1) share, such fraction shall be rounded down.

(15)	People who are to be allotted Stock Options, the number thereof, and the number of Stock Options to be allotted

Allottee	Number	Number of Stock Options
Outside directors of the Company	3	240

4.	Specific details of Stock Option issuance to the Company’s employees (including executive officers) and its subsidiaries’ employees

Details of Stock Options to be issued to the Company’s employees (including executive officers) and its subsidiaries’ employees on July 29, 2019, are as follows:

(1)	Name of Stock Options:

The LINE Corporation 24th Stock Options.

(2)	Total Number of Stock Options:

16,776 units

The above number is the number scheduled to be allotted. If the total number of Stock Options to be allotted is decreased, such as in the case where no Stock Option has been subscribed for, the total number of Stock Options to be allotted shall be the total number of Stock Options to be issued.

(3)	Amount to Be Paid in for the Stock Options

The amount to be paid in for each Stock Option shall be the option price per share (any fraction less than one (1) yen shall be rounded to the nearest whole number) calculated using the Binominal Model, multiplied by the number of shares covered by each Stock Option (the “Number of Granted Shares”). However, the person to whom the Stock Option is allotted shall offset his/her claim to compensation in lieu of paying the relevant amount to be paid in.

(4)	Class and Number of Shares Covered by the Stock Options

The class of shares covered by the Stock Options shall be shares of common stock of the Company, and the Number of Granted Shares shall be one hundred (100) shares.

However, the Number of Granted Shares shall be adjusted by the following formula if the Company splits (including allotment of shares of common stock of the Company without contribution; the same shall apply to any reference to a share split hereinafter) or consolidates shares of its common stock, and fractions less than one (1) share arising as a result of such adjustment shall be rounded off.

Number of Granted Shares after adjustment	=	Number of Granted Shares before adjustment	×	Share split or share consolidation ratio

The Number of Granted Shares after adjustment shall be applied, in the case of a share split, on and after the day immediately following the record date for the share split (if no record date is prescribed, the effective date of such share split) and, in the case of a share consolidation, on and after the effective date thereof; however, if a share split is subject to the condition that a proposal to increase the stated capital or reserves by decreasing the amount of surplus is approved at the Company’s shareholders meeting, and the record date for the share split is prescribed to be the date prior to the date of conclusion of such shareholders meeting, the Number of Granted Shares after adjustment shall be applied on and after the date immediately following the date of conclusion of such shareholders meeting.

When adjusting the Number of Granted Shares, the Company shall notify each holder of Stock Options set forth in the stock options register (each a “Stock Option Holder”) or give public notice of necessary matters by the date immediately preceding the application date of the Number of Granted Shares after adjustment; however, if the Company is unable to notify the Stock Option Holders or give public notice thereof by the date immediately preceding the application date, the Company shall notify the Stock Option Holders or give public notice thereof promptly thereafter.

(5)	Value of Property to be Contributed upon Exercise of Stock Options

(i)

The value of property to be contributed upon exercise of each Stock Option shall be the amount obtained by multiplying the amount to be paid-in for one (1) share to be delivered by exercising such Stock Option (the “Exercise Price”) by the Number of Granted Shares. The Exercise Price shall be 3,179 yen, or the closing price of the date on which the Stock Option is allotted, set forth in Section (10) below (the “Allotment Date”) (or the closing price of the immediately preceding trading day when there is no closing price), whichever is higher.

(ii)

If the Company takes any of the actions listed in items (a) to (c) below with respect to the shares of common stock of the Company after the Allotment Date, the Company shall adjust the Exercise Price by using the corresponding formula (the “Exercise Price Adjustment Formula”) set forth below. Any fraction less than one (1) yen resulting from the adjustment shall be rounded up to the nearest whole number:

(a)	Split or consolidation of shares

Exercise Price after adjustment	=	Exercise Price before adjustment	×	1
Share split or share consolidation ratio

The Exercise Price after adjustment shall be applied, in the case of a share split, on and after the day immediately following the record date for the share split (if no record date is prescribed, the effective date of such share split) and, in the case of a share consolidation, on and after the effective date thereof; however, if a share split is subject to the condition that a proposal to increase the stated capital or reserves by decreasing the amount of surplus is approved at the Company’s shareholders meeting, and the record date for the share split is prescribed to be the date prior to the date of conclusion of such shareholders meeting, the Exercise Price after adjustment shall be applied on and after the date immediately following the date of conclusion of such shareholders meeting.

(b)

Issuance of new shares or disposition of treasury shares at a price lower than the market price for shares of common stock of the Company (excluding issuance or disposal upon exercise of the stock options)

Exercise Price after adjustment	=	Exercise Price before adjustment	×	Number of issued shares	+	Number of new shares to be issued	×	Amount to be paid-in per share
Market price per share
				Number of issued shares		+	Number of new shares to be issued

i

The “Market price” in the above Exercise Price Adjustment Formula shall be the average (fractional amounts less than one (1) yen shall be calculated to the hundredth and then rounded to the nearest tenth) closing price (including indicative prices; hereinafter the same) of ordinary trading of shares of common stock of the Company listed on a financial instruments exchange (if the share of common stock of the Company are listed on two or more financial instruments exchanges, the main financial instruments exchange considered to be the most appropriate by taking into account the trading volume and the ratio of the pricing, etc. of the shares of common stock of the Company for the period specified in this sub-item) for a period of thirty (30) trading days (excluding days with no closing price) commencing on the forty-fifth (45th) trading day prior to the application date of the Exercise Price after adjustment.

ii

The “Number of issued shares” in the above Exercise Price Adjustment Formula shall be the total number of issued shares of common stock of the Company as of the date one (1) month prior to the application date if no record date is prescribed, or as of the record date, if any, less the number of treasury shares of common stock of the Company; and in the case of disposition of treasury shares of common stock of the Company, the “Number of new shares to be issued” in the Exercise Price Adjustment Formula shall be replaced with the “Number of treasury shares to be disposed.”

iii

The Exercise Price after adjustment shall be applied on and after the date immediately following the date of payment (if a period for payment is prescribed, the last day thereof) or on and after the date immediately following the record date for offering of shares of common stock of the Company, if any.

(c)

In addition, if it is appropriate to adjust the Exercise Price after the Allotment Date because of a merger of the Company with another company or for other reasons, the Company shall adjust the Exercise Price as necessary to a reasonable extent.

(d)

When adjusting the Exercise Price, the Company shall notify the Stock Option Holders or give public notice of necessary matters by the date immediately preceding the application date of the Exercise Price after adjustment; however, if the Company is unable to notify the Stock Option Holders or give public notice thereof by the date immediately preceding the application date, the Company shall notify the Stock Option Holders or give public notice thereof promptly thereafter.

(6)	Exercise Period for the Stock Options

It shall be from July 29, 2022 to July 8, 2029 (the “Exercise Period”). However, if the last day of the Exercise Period falls on a holiday of the Company, the Exercise Period shall end on the business day immediately preceding such day.

Notwithstanding the preceding paragraph, the Stock Option Holder may exercise the Stock Options during the periods listed in the following items (including the first day and the last day of each period) up to the number of units in the relevant item in principle (including the units for which the Stock Options have already been exercised). In such case, any fraction of exercisable Stock Options arising from the calculation pursuant to the relevant item shall be rounded down, and only the Stock Options without such fraction may be exercised.

(i)	From July 29, 2022 to July 8, 2029:

20% of the total number of Stock Options allotted to the Stock Option Holder

(ii)	From July 29, 2023 to July 8, 2029:

50% of the total number of Stock Options allotted to the Stock Option Holder

(iii)	From July 29, 2024 to July 8, 2029:

100% of the total number of Stock Options allotted to the Stock Option Holder

(7)	Matters regarding Increase of Stated Capital and Capital Reserve in Issuance of Shares upon Exercise of Stock Options

(i)

The amount of the increase of stated capital in issuance of shares upon exercise of Stock Options shall be one-half (1/2) of the maximum amount of increase of stated capital, etc. to be calculated pursuant to Article 17, paragraph 1 of the Regulation on Corporate Accounting. Any fraction less than one (1) yen resulting from the calculation shall be rounded up to the nearest whole number.

(ii)

The amount of the increase of capital reserves in issuance of shares upon exercise of Stock Options shall be the maximum amount of increase of stated capital, etc. set forth in clause (i) above less the amount of increase of stated capital set forth in clause (i) above.

(8)	Restrictions on Acquisition of the Stock Options by Transfer

Any acquisition of the Stock Options by transfer shall be subject to the approval by resolution of the Board of Directors of the Company.

(9)	Conditions on Exercise of the Stock Options

(i)	When a Stock Option Holder passes away, his/her heirs may not exercise the Stock Options unless the Board of Directors of the Company determines otherwise.

(ii)

A Stock Option Holder must hold the position of either director, corporate auditor, officer, executive officer, or employee of the Company or the Company’s affiliated companies (meaning associated companies as defined in the Ordinance on Terminology, Forms, and Preparation Methods of Financial Statements, Etc.; hereinafter the same) at the time that the Stock Options are exercised; however, this does not apply in cases when a Stock Option Holder has retired from the position of director, corporate auditor, or executive officer of the Company or the Company’s affiliated companies due to the expiry of his/her term of office, or when a justifiable reason is acknowledged at a meeting of the Board of Directors.

(iii)	Each Stock Option cannot be partially exercised.

(10)	Allotment Date for the Stock Options

July 29 2019

(11)	Payment Date of Money in Lieu of the Stock Options

July 29, 2019

(12)	Conditions on Acquisition of the Stock Options

The Company may acquire the Stock Options on a date separately prescribed by the Board of Directors of the Company (or an executive officer who has been delegated in accordance with Article 416, paragraph 4 of the Companies Act) without any consideration if any of the proposals listed in items (i), (ii), (iii), (iv) and (v) below is approved at a shareholders meeting of the Company (if no resolution at a shareholders meeting is required, when a resolution of the Company’s Board of Directors or a decision of the executive officer who has been delegated in accordance with Article 416, paragraph 4 of the Companies Act has been passed or made):

(i)	a proposal for approval of a merger agreement pursuant to which the Company will become an absorbed company;

(ii)	a proposal for approval of a corporate split agreement or a corporate split plan pursuant to which the Company will become a splitting company;

(iii)	a proposal for approval of a share exchange agreement or a share transfer plan pursuant to which the Company will become a wholly-owned subsidiary;

(iv)

a proposal for approval of an amendment to the Articles of Incorporation of the Company to provide that the acquisition by transfer of all classes of shares issued by the Company is subject to the approval of the Company; or

(v)

a proposal for approval of an amendment to the Articles of Incorporation of the Company to provide that the acquisition by transfer of the shares covered by the Stock Options is subject to the approval of the Company, or that all of the shares of such class may be acquired by the Company by a resolution of a shareholders meeting of the Company.

(13)	Matters related to Delivery of Stock Options upon Reorganization

In the event of a merger (limited to a merger by which the Company is absorbed), an absorption-type corporate split or incorporation-type corporate split (in either case, limited to a corporate split by which the Company becomes a splitting company), or a share exchange or share transfer (in either case, limited to a transaction by which the Company becomes a wholly-owned subsidiary) (hereinafter collectively referred to as a “Reorganization”) with regard to the Company, the Company shall deliver to the Stock Option Holders holding the Stock Options (the “Outstanding Stock Options”) outstanding immediately prior to the effective date of such Reorganization (hereinafter meaning, in the case of an absorption-type merger, the date on which such absorption-type merger becomes effective; in the case of an incorporation-type merger, the date of incorporation of the company to be incorporated by such merger; in the case of an absorption-type corporate split, the date on which such absorption-type split becomes effective; in the case of an incorporation-type split, the date of incorporation of the company to be incorporated by such split; in the case of a share exchange, the date on which such share exchange becomes effective; and in the case of a share transfer, the date of incorporation of the wholly-owning parent company to be incorporated by such share transfer) the stock options of the company (the “Reorganized Company”) listed in Article 236, paragraph 1, item (8)(a) through (e) of the Companies Act. In such case, the Outstanding Stock Options shall be extinguished and the Reorganized Company shall issue new Stock Options on the condition that the relevant absorption-type merger agreement, incorporation-type merger agreement, absorption-type corporate split agreement, incorporation-type corporate split plan, share exchange agreement or share transfer plan provides that Stock Options of the Reorganized Company will be delivered as follows:

(i)	Number of Stock Options of the Reorganized Company to be delivered

The number of Stock Options equal to the number of Outstanding Stock Options held by each Stock Option Holder shall be delivered.

(ii)	Class of shares of the Reorganized Company covered by the Stock Options

Shares of common stock of the Reorganized Company shall be covered.

(iii)	Number of shares of the Reorganized Company covered by the Stock Options

The number shall be determined in accordance with Section (4) above, taking into consideration of various factors such as the conditions of the Reorganization.

(iv)	Value of property to be contributed upon exercise of the Stock Options

The value of property to be contributed upon exercise of each Stock Option to be delivered shall be the amount obtained by multiplying (a) the Exercise Price after the Reorganization to be obtained by adjusting the Exercise Price set forth in Section (5) above after taking into consideration of various factors such as the conditions of the Reorganization by (b) the number of shares of the Reorganized Company covered by the Stock Options, which is determined pursuant to item (iii) above.

(v)	Exercise period for the Stock Options

The exercise period shall commence on the commencement date of the exercise period of the Stock Options set forth in Section (6) above or the effective date of the Reorganization, whichever comes later, and end on the expiration date of the exercise period of the Stock Options set forth in Section (6) above.

(vi)	Matters regarding increase of stated capital and capital reserve in issuance of shares upon exercise of Stock Options

To be determined in accordance with Section (7) above.

(vii)	Restrictions on acquisition of the Stock Options by transfer

Any acquisition of the Stock Options by transfer shall be subject to the approval by resolution of the Board of Directors of the Reorganized Company.

(viii)  Other conditions on exercise of the Stock Options

To be determined in accordance with Section (9) above.

(ix)	Conditions on acquisition of the Stock Options

To be determined in accordance with Section (12) above.

(14)	Treatment of Fractions Less than One (1) Share Arising upon Exercise of the Stock Options

If the number of shares to be delivered to a Stock Option Holder exercising the Stock Options includes any fraction less than one (1) share, such fraction shall be rounded down.

(15)	People who are to be allotted Stock Options, the number thereof, and the number of Stock Options to be allotted

Allottee	Number	Number of Stock Options
Employees (including executive officers) of the Company	(TBD)(*)	(TBD)(*)
Employees of the subsidiaries	(TBD)(*)	(TBD)(*)
Total	(TBD)(*)	16,776

(*)	Disclose promptly after the allotment is finalized.

5.	Specific details of Stock Option issuance to the Company’s employees and its subsidiaries’ employees

Details of Stock Options to be issued to the employees of the Company and its subsidiaries on April 3, 2020, are as follows:

(1)	Name of Stock Options:

The LINE Corporation 25th Stock Options.

(2)	Total Number of Stock Options:

50,328 units

The above number is the number scheduled to be allotted. If the total number of Stock Options to be allotted is decreased, such as in the case where no Stock Option has been subscribed for, the total number of Stock Options to be allotted shall be the total number of Stock Options to be issued.

(3)	Amount to Be Paid in for the Stock Options

The amount to be paid in for each Stock Option shall be the option price per share (any fraction less than one (1) yen shall be rounded to the nearest whole number) calculated using the Binominal Model, multiplied by the number of shares covered by each Stock Option (the “Number of Granted Shares”). However, the person to whom the Stock Option is allotted shall offset his/her claim to compensation in lieu of paying the relevant amount to be paid in.

(4)	Class and Number of Shares Covered by the Stock Options

The class of shares covered by the Stock Options shall be shares of common stock of the Company, and the Number of Granted Shares shall be one hundred (100) shares.

However, the Number of Granted Shares shall be adjusted [by the following formula if the Company splits (including allotment of shares of common stock of the Company without contribution; the same shall apply to any reference to a share split hereinafter) or consolidates shares of its common stock, and fractions less than one (1) share arising as a result of such adjustment shall be rounded off.

Number of Granted Shares after adjustment	=	Number of Granted Shares before adjustment	×	Share split or share consolidation ratio

The Number of Granted Shares after adjustment shall be applied, in the case of a share split, on and after the day immediately following the record date for the share split (if no record date is prescribed, the effective date of such share split) and, in the case of a share consolidation, on and after the effective date thereof; however, if a share split is subject to the condition that a proposal to increase the stated capital or reserves by decreasing the amount of surplus is approved at the Company’s shareholders meeting, and the record date for the share split is prescribed to be the date prior to the date of conclusion of such shareholders meeting, the Number of Granted Shares after adjustment shall be applied on and after the date immediately following the date of conclusion of such shareholders meeting.

When adjusting the Number of Granted Shares, the Company shall notify each holder of Stock Options set forth in the stock options register (each a “Stock Option Holder”) or give public notice of necessary matters by the date immediately preceding the application date of the Number of Granted Shares after adjustment; however, if the Company is unable to notify the Stock Option Holders or give public notice thereof by the date immediately preceding the application date, the Company shall notify the Stock Option Holders or give public notice thereof promptly thereafter.]

(5)	Value of Property to be Contributed upon Exercise of Stock Options

(i)

The value of property to be contributed upon exercise of each Stock Option shall be the amount obtained by multiplying the amount to be paid-in for one (1) share to be delivered by exercising such Stock Option (the “Exercise Price”) by the Number of Granted Shares. The Exercise Price shall be 3,179 yen, or the closing price as of July 26, 2019 (or the closing price of the immediately preceding trading day, when there is no closing price), whichever is higher.

(ii)

If the Company takes any of the actions listed in items (a) to (c) below with respect to the shares of common stock of the Company after the date on which the Stock Option is allotted, set forth in Section 10 below (the “Allotment Date”), the Company shall adjust the Exercise Price by using the corresponding formula (the “Exercise Price Adjustment Formula”) set forth below. Any fraction less than one (1) yen resulting from the adjustment shall be rounded up to the nearest whole number:

(a)	Split or consolidation of shares

Exercise Price after adjustment	=	Exercise Price before adjustment	×	1
Share split or share consolidation ratio

The Exercise Price after adjustment shall be applied, in the case of a share split, on and after the day immediately following the record date for the share split (if no record date is prescribed, the effective date of such share split) and, in the case of a share consolidation, on and after the effective date thereof; however, if a share split is subject to the condition that a proposal to increase the stated capital or reserves by decreasing the amount of surplus is approved at the Company’s shareholders meeting, and the record date for the share split is prescribed to be the date prior to the date of conclusion of such shareholders meeting, the Exercise Price after adjustment shall be applied on and after the date immediately following the date of conclusion of such shareholders meeting.

(b)

Issuance of new shares or disposition of treasury shares at a price lower than the market price for shares of common stock of the Company (excluding issuance or disposal upon exercise of the stock options)

Exercise Price after adjustment	=	Exercise Price before adjustment	×	Number of issued shares	+	Number of new shares to be issued	×	Amount to be paid-in per share
Market price per share
				Number of issued shares		+	Number of new shares to be issued

i

The “Market price” in the above Exercise Price Adjustment Formula shall be the average (fractional amounts less than one (1) yen shall be calculated to the hundredth and then rounded to the nearest tenth) closing price (including indicative prices; hereinafter the same) of ordinary trading of shares of common stock of the Company listed on a financial instruments exchange (if the share of common stock of the Company are listed on two or more financial instruments exchanges, the main financial instruments exchange considered to be the most appropriate by taking into account the trading volume and the ratio of the pricing, etc. of the shares of common stock of the Company for the period specified in this sub-item) for a period of thirty (30) trading days (excluding days with no closing price) commencing on the forty-fifth (45th) trading day prior to the application date of the Exercise Price after adjustment.

ii

The “Number of issued shares” in the above Exercise Price Adjustment Formula shall be the total number of issued shares of common stock of the Company as of the date one (1) month prior to the application date if no record date is prescribed, or as of the record date, if any, less the number of treasury shares of common stock of the Company; and in the case of disposition of treasury shares of common stock of the Company, the “Number of new shares to be issued” in the Exercise Price Adjustment Formula shall be replaced with the “Number of treasury shares to be disposed.”

iii

The Exercise Price after adjustment shall be applied on and after the date immediately following the date of payment (if a period for payment is prescribed, the last day thereof) or on and after the date immediately following the record date for offering of shares of common stock of the Company, if any.

(c)

In addition, if it is appropriate to adjust the Exercise Price after the Allotment Date because of a merger of the Company with another company or for other reasons, the Company shall adjust the Exercise Price as necessary to a reasonable extent.

(d)

When adjusting the Exercise Price, the Company shall notify the Stock Option Holders or give public notice of necessary matters by the date immediately preceding the application date of the Exercise Price after adjustment; however, if the Company is unable to notify the Stock Option Holders or give public notice thereof by the date immediately preceding the application date, the Company shall notify the Stock Option Holders or give public notice thereof promptly thereafter.

(6)	Exercise Period for the Stock Options

It shall be from July 29, 2022 to July 8, 2029 (the “Exercise Period”). However, if the last day of the Exercise Period falls on a holiday of the Company, the Exercise Period shall end on the business day immediately preceding such day.

Notwithstanding the preceding paragraph, the Stock Option Holder may exercise the Stock Options during the periods listed in the following items (including the first day and the last day of each period) up to the number of units in the relevant item in principle (including the units for which the Stock Options have already been exercised). In such case, any fraction of exercisable Stock Options arising from the calculation pursuant to the relevant item shall be rounded down, and only the Stock Options without such fraction may be exercised.

(i)	From July 29, 2022 to July 8, 2029:

20% of the total number of Stock Options allotted to the Stock Option Holder

(ii)	From July 29, 2023 to July 8, 2029:

50% of the total number of Stock Options allotted to the Stock Option Holder

(iii)	From July 29, 2024 to July 8, 2029:

100% of the total number of Stock Options allotted to the Stock Option Holder

(7)	Matters regarding Increase of Stated Capital and Capital Reserve in Issuance of Shares upon Exercise of Stock Options

(i)

The amount of the increase of stated capital in issuance of shares upon exercise of Stock Options shall be one-half (1/2) of the maximum amount of increase of stated capital, etc. to be calculated pursuant to Article 17, paragraph 1 of the Regulation on Corporate Accounting. Any fraction less than one (1) yen resulting from the calculation shall be rounded up to the nearest whole number.

(ii)

The amount of the increase of capital reserves in issuance of shares upon exercise of Stock Options shall be the maximum amount of increase of stated capital, etc. set forth in clause (i) above less the amount of increase of stated capital set forth in clause (i) above.

(8)	Restrictions on Acquisition of the Stock Options by Transfer

Any acquisition of the Stock Options by transfer shall be subject to the approval by resolution of the Board of Directors of the Company.

(9)	Conditions on Exercise of the Stock Options

(i)	When a Stock Option Holder passes away, his/her heirs may not exercise the Stock Options unless the Board of Directors of the Company determines otherwise.

(ii)

A Stock Option Holder must hold the position of either director, corporate auditor, officer, executive officer, or employee of the Company or the Company’s affiliated companies (meaning associated companies as defined in the Ordinance on Terminology, Forms, and Preparation Methods of Financial Statements, Etc.; hereinafter the same) at the time that the Stock Options are exercised; however, this does not apply in cases when a Stock Option Holder has retired from the position of director , corporate auditor, or executive officer of the Company or the Company’s affiliated companies due to the expiry of his/her term of office, or when a justifiable reason is acknowledged at a meeting of the Board of Directors.

(iii)	Each Stock Option cannot be partially exercised.

(10)	Allotment Date for the Stock Options

April 3, 2020

(11)	Payment Date of Money in Lieu of the Stock Options

April 3, 2020

(12)	Conditions on Acquisition of the Stock Options

The Company may acquire the Stock Options on a date separately prescribed by the Board of Directors of the Company (or an executive officer who has been delegated in accordance with Article 416, paragraph 4 of the Companies Act) without any consideration if any of the proposals listed in items (i), (ii), (iii), (iv) and (v) below is approved at a shareholders meeting of the Company (if no resolution at a shareholders meeting is required, when a resolution of the Company’s Board of Directors or a decision of the executive officer who has been delegated in accordance with Article 416, paragraph 4 of the Companies Act has been passed or made):

(i)	a proposal for approval of a merger agreement pursuant to which the Company will become an absorbed company;

(ii)	a proposal for approval of a corporate split agreement or a corporate split plan pursuant to which the Company will become a splitting company;

(iii)	a proposal for approval of a share exchange agreement or a share transfer plan pursuant to which the Company will become a wholly-owned subsidiary;

(iv)

a proposal for approval of an amendment to the Articles of Incorporation of the Company to provide that the acquisition by transfer of all classes of shares issued by the Company is subject to the approval of the Company; or

(v)

a proposal for approval of an amendment to the Articles of Incorporation of the Company to provide that the acquisition by transfer of the shares covered by the Stock Options is subject to the approval of the Company, or that all of the shares of such class may be acquired by the Company by a resolution of a shareholders meeting of the Company.

(13)	Matters related to Delivery of Stock Options upon Reorganization

In the event of a merger (limited to a merger by which the Company is absorbed), an absorption-type corporate split or incorporation-type corporate split (in either case, limited to a corporate split by which the Company becomes a splitting company), or a share exchange or share transfer (in either case, limited to a transaction by which the Company becomes a wholly-owned subsidiary) (hereinafter collectively referred to as a “Reorganization”) with regard to the Company, the Company shall deliver to the Stock Option Holders holding the Stock Options (the “Outstanding Stock Options”) outstanding immediately prior to the effective date of such Reorganization (hereinafter meaning, in the case of an absorption-type merger, the date on which such absorption-type merger becomes effective; in the case of an incorporation-type merger, the date of incorporation of the company to be incorporated by such merger; in the case of an absorption-type corporate split, the date on which such absorption-type split becomes effective; in the case of an incorporation-type split, the date of incorporation of the company to be incorporated by such split; in the case of a share exchange, the date on which such share exchange becomes effective; and in the case of a share transfer, the date of incorporation of the wholly-owning parent company to be incorporated by such share transfer) the stock options of the company (the “Reorganized Company”) listed in Article 236, paragraph 1, item (8)(a) through (e) of the Companies Act. In such case, the Outstanding Stock Options shall be extinguished and the Reorganized Company shall issue new Stock Options on the condition that the relevant absorption-type merger agreement, incorporation-type merger agreement, absorption-type corporate split agreement, incorporation-type corporate split plan, share exchange agreement or share transfer plan provides that Stock Options of the Reorganized Company will be delivered as follows:

(i)	Number of Stock Options of the Reorganized Company to be delivered

The number of Stock Options equal to the number of Outstanding Stock Options held by each Stock Option Holder shall be delivered.

(ii)	Class of shares of the Reorganized Company covered by the Stock Options

Shares of common stock of the Reorganized Company shall be covered.

(iii)	Number of shares of the Reorganized Company covered by the Stock Options

The number shall be determined in accordance with Section (4) above, taking into consideration of various factors such as the conditions of the Reorganization.

(iv)	Value of property to be contributed upon exercise of the Stock Options

The value of property to be contributed upon exercise of each Stock Option to be delivered shall be the amount obtained by multiplying (a) the Exercise Price after the Reorganization to be obtained by adjusting the Exercise Price set forth in Section (5) above after taking into consideration of various factors such as the conditions of the Reorganization by (b) the number of shares of the Reorganized Company covered by the Stock Options, which is determined pursuant to item (iii) above.

(v)	Exercise period for the Stock Options

The exercise period shall commence on the commencement date of the exercise period of the Stock Options set forth in Section (6) above or the effective date of the Reorganization, whichever comes later, and end on the expiration date of the exercise period of the Stock Options set forth in Section (6) above.

(vi)	Matters regarding increase of stated capital and capital reserve in issuance of shares upon exercise of Stock Options

To be determined in accordance with Section (7) above.

(vii)	Restrictions on acquisition of the Stock Options by transfer

Any acquisition of the Stock Options by transfer shall be subject to the approval by resolution of the Board of Directors of the Reorganized Company.

(viii)  Other conditions on exercise of the Stock Options

To be determined in accordance with Section (9) above.

(ix)	Conditions on acquisition of the Stock Options

To be determined in accordance with Section (12) above.

(14)	Treatment of Fractions Less than One (1) Share Arising upon Exercise of the Stock Options

If the number of shares to be delivered to a Stock Option Holder exercising the Stock Options includes any fraction less than one (1) share, such fraction shall be rounded down.

(15)	People who are to be allotted Stock Options, the number thereof, and the number of Stock Options to be allotted

Allottee	Number	Number of Stock Options
Employees of the Company	(TBD)(*)	(TBD)(*)
Employees of the subsidiaries	(TBD)(*)	(TBD)(*)
Total	(TBD)(*)	50,328

(*)	Disclose promptly after the allotment is finalized.

If there are any conflicts of the terms in Japanese and English of this document, the terms in Japanese shall prevail.

End

This is an English translation of the original Japanese-language document. Should there be any inconsistency between the translation and the original Japanese text, the later shall prevail.